Thermadyne Holdings Corporation Suite 300 16052 Swingley Ridge Rd. St. Louis, MO 63017

June 20, 2011	Office: 636-728-3084 Fax: 636-728-3010 E-Mail: Nick Varsam@Thermadyne.com

VIA EDGAR	Nick H. Varsam Vice President, General Counsel and Corporate Secretary
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628
Attn:   Amanda Ravitz

Re:	Thermadyne Holdings Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed May 25, 2011 File No. 333-173322
Dear Ms. Ravitz:
     I am writing this letter on behalf of Thermadyne Holdings Corporation (the “Company”) in response to the comment letter of the Staff of the Commission dated June 10, 2011 regarding the above-referenced registration statement filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 2 to the registration statement (the “Second Amendment”), together with copies which are marked to show the changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4.
Supplemental Letter
1.	We note your response to prior comment 1. However, please revise the supplemental letter to state that you represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliate to distribute the exchange securities.
Response: We have revised the supplemental letter in response to the comment.
Industry and Market Data, page iii
2.	We note your response to our prior comment 4. We note your statement that the company no longer cites or otherwise refers to other third party data in the prospectus other than the information obtained from the World Steel Association. However, we note your statement in this section that you use industry and general publications and research, surveys and studies conducted by third parties. Please clarify.
Response: We have revised the disclosure on page iii to clarify the third-party information used by management.

Summary of the Terms of the Exchange Notes, page 14
3.	We note your response to our prior comment 12. Please confirm to us your understanding that you will file a new registration statement for any new guarantees.
Response: The Company hereby confirms its understanding that it will file a new registration statement for any new guarantees.
Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data, page 18
4.	We note your response to prior comments 16 and 17. Please revise your filing to include the disclosures outlined in Item 10(e)(1)(c)-(d) of Regulation S-K related to the non-GAAP ratios presented on page 19.
Response: Consistent with our response to comments 12 and 13 below, we have deleted the non-GAAP ratios from the prospectus.
Resales of Exchange Notes, page 49
5.	We note your response to our prior comment 21. However, please revise here and on page 53 that any party, including broker-dealers, acquiring securities in the exchange offer will also acknowledge that the party is not engaged in and does not intend to engage in a distribution of the new securities. Please also ensure that the letter of transmittal, filed as exhibit 99. 1, requires this acknowledgement.
Response: We have revised the disclosures now on pages 48 and 52 in response to the comment. We also have revised the letter of transmittal filed as Exhibit 99.1 to include such acknowledgement.
Capitalization, page 54
6.	We note your response to prior comment 22. We reissue our prior comment to remove the caption relating to cash and cash equivalents from your presentation of capitalization.
Response: We have removed the caption relating to cash and cash equivalents from our presentation of capitalization.
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 56
7.	We note the pro forma transaction adjustments in your pro forma statement of operations. Adjustments (d), (e), (f), (g) and (h) do not appear to match the notes to the unaudited pro forma condensed consolidated statement of operations. For example, the adjustment to selling, general and administrative expenses of $16,753 shows a reference to note (d). However, note (d) discusses an advisory fee adjustment, but the $16,753 appears to be an adjustment for transaction related costs, which is footnote (h). Please revise or advise.
Response: We have revised the footnote references in the unaudited pro forma condensed consolidated statement of operations on page 56 to ensure that they correspond to the correct notes to such statement.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Combined Period (Twelve Months) Ended December 31, 2010, page 56
8.	We note your response to prior comment 24. However, we do not see where you have included the calculation of the purchase price and its components, including its allocation, similar to the table you present on page F-12. Please revise or advise.
Response: We have included the calculation of the purchase price and its components, including its allocation, similar to the table presented in Note 3 to the audited financial statements, immediately following the notes to the unaudited pro forma condensed consolidated statement of operations. To facilitate the reader’s understanding of the inclusion of this information, we have added a related lead-in paragraph to page 54 of the prospectus.
9.	Reference is made to adjustment (h) and prior comment 28. We note that you disclose that “the adjustment does not include the IPC advisory fee of $121.” However, the acquisition related costs disclosed on page F-12 also include deferred bond issuance fees of $14,723. Please revise to clearly reconcile the transaction costs being eliminated in the pro forma statement of operations of $16,753 to the table on page F-12 which shows total acquisition related costs of $31,597.
Response: We have revised the table on page F-12 (and added to page 57 in response to comment 8, above) to correct the acquisition related costs set forth in the table and facilitate the reconciliation of transaction costs being eliminated in the unaudited pro forma condensed consolidated statement of operations.
10.	We note your revisions and response to prior comment 29. However, we do not see where you have included the estimated tax rate. Please revise or advise.
Response: We have revised the disclosure in note (j) to the unaudited pro forma condensed consolidated statement of operations on page 56 of the prospectus to set forth the effective tax rates and how such rates were determined.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60
Results of Operations, page 62
11.	We note your discussion of gross margin for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. In your discussion you state that “gross margin as a percent of net sales decreased as compared to the same period in 2010.” However, the remainder of your discussion appears to focus on the increases in gross margin for the period ended March 31, 2011. Please revise to provide a discussion of why the gross margin percentage decreased. Refer to Item 303 of Regulation S-K.
Response: We believe that the discussion of gross margin for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 correctly focuses on various charges to cost of sales during the three months ended March 31, 2011 that serve to decrease, not increase, gross margin for such period. Accordingly, we have not revised this disclosure.

12.	We note your response to prior comment 32. Please revise your filing to include a discussion of the results of your operations and sources and uses of cash for fiscal 2009 and 2010 on a historical basis. Refer to the guidance in Item 303(a) of Regulation S-K.
Response: We have revised our filing to include a discussion of the results of our operations and sources and uses of cash for fiscal 2009 and 2010 on an historical basis.
13.	We note your response to prior comments 30 and 31. While there may be situations where comparisons other than those of the historical financial information may provide valuable supplemental and in certain cases, more relevant analyses, to fully discuss trends and changes, it would be inappropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X whereby the pre-and post-transaction periods are separately presented in the historical financial statements. Please revise or advise.
Response: Consistent with our discussion with Ms. Harkins and Ms. Dicker of the SEC staff on Wednesday, June 15, and after further consideration of the December 11, 2007 speech by Steven C. Jacobs of the SEC regarding “Pro Forma MD&A,” we have removed disclosures of our previously defined “2010 Combined Period” financial information and instead substituted for such information disclosures based on our unaudited condensed consolidated financial data included in the prospectus. We have also revised our disclosures in MD&A to identify clearly that the prospectus includes such supplemental presentation, how the pro forma presentation was derived, why management believes it to be useful and the risks associated with using such a presentation.
14.	Notwithstanding our comment above, please revise your filing to include enhanced disclosure similar to the one provided within your response as to why you are including this supplemental information within your filing.
Response: Based on our responses to comments 12 and 13 above, the prospectus no longer includes any disclosure of supplemental information that merely combined information for the predecessor and successor periods in 2010.
Quantitative and Qualitative Disclosures About Market Risk, page 77
15.	We note your disclosures here, on pages 38 — 39, and throughout the filing related to sales and cost of operations denominated in foreign currencies that are primarily located in Australia, Canada and Europe and that your financial results could be significantly affected by changes in foreign currency exchange rates in these foreign markets. We further note that your Australian operations execute 60 and 90 day forward purchase commitments for U.S. dollars to help provide stability in the cost of purchased materials and components which are payable in U.S. dollars. Please revise your disclosures here to include one of the alternative quantitative disclosures related to your foreign currency market risk as outlined in 305(a) of Regulation S-K. Alternatively, please explain to us why you are not required to include the quantitative disclosures related to your foreign currency market risk.
Response: We have revised our disclosure on page 78 to included the quantitative disclosures related to our foreign currency market risk using the sensitivity analysis disclosure alternative under Item 305(a)(1)(ii) of Regulation S-K.
Our Company, page 80

16.	We note your response to our prior comment 7. However, please clarify in this section that statements regarding the company’s market position beliefs are based on management’s own internal estimates and research.
Response: We have revised the disclosure on page 80 to state that market position beliefs expressed in the prospectus are based on our management’s own internal estimates and research
Financial Statements, page F-1
Note 3. Acquisition, page F-11
17.	We note your response to prior comment 36. Please revise to provide a discussion on how you determined the $15 per share fair value of the consideration given for the outstanding equity on the date of acquisition. Refer to Topic 805 of the FASB Accounting Standards Codification.
Response: We have revised Note 3 beginning on page F-11 to provide a discussion of how we determined the $15 per share fair value of the consideration given for the outstanding equity on the date of acquisition in accordance with paragraph 805-10-25-19 of Topic 805 of the FASB Accounting Standards Codification.
18.	We note that you classified $14.7 million of deferred bond acquisition costs as selling, general and administrative expenses within your consolidated statement of operations. Please explain to us why you have classified deferred bond acquisition costs as selling, general and administrative expenses rather than as a component of interest expense.
Response: The classification of $14.7 million of deferred bond issuance fees as selling, general and administrative expenses was a presentation error. We have revised the presentation of acquisition costs and assets acquired and liabilities assumed in Note 3 on page F-12 to clarify that deferred debt issuance fees were deferred to the balance sheet to be amortized over the life of the related debt, and not classified as selling, general and administrative expenses, and are presented separately from interest expense in accordance with GAAP to distinguish such fees as being amortized over time as opposed to being included as a component of interest expense.
Exhibit 5.1
19.	We note your response to our prior comment 42. However, please tell us specifically why your counsel believes that the limitation in paragraph (d) is appropriate or provide an opinion which does not include it.
Response: We have filed a revised opinion of counsel as Exhibit 5.1 to the registration statement, in which the provisions that previously appeared as sections (i)(B), (i)(C), (i)(H), and (ii)(B) of paragraph (d) have been deleted. The Company feels that the remaining portions of paragraph (d) are appropriate because: (i) the indenture contains provisions that are implicated by such items, and (ii) the items covered by such qualifications are generally recognized as inappropriate for legal opinions because they are equitable or subjective in nature.1 Further, we believe such qualifications are immaterial based, in part, on the fact that such

[1]	See, e.g., Section 14 of The Third Party Legal Opinion Report and Legal Opinion Accord issued by the Committee on Legal Opinions of the Section of Business Law of the American Bar Association (47 Bus. Law 167) and the accompanying commentary.

types of qualifications are widely recognized as appropriate2 and routinely included in legal opinions filed pursuant to Regulation S-K Item 601(b)(5) as well as those given in public underwriting and private placement transactions, including in legal opinions rendered directly to private equity and venture capital investors. Accordingly, we believe that such qualifications are widely viewed as routine and insignificant by investors, underwriters and their respective legal and other advisors.
20.	We note your response to our prior comment 43. However, please tell us why the assumption contained in paragraph (e) is not fundamental to the opinion given.
Response: We believe the assumption is not “fundamental” as it only qualifies an element of the legal opinion. In particular, the opinion is not so qualified with respect to the valid and binding obligation of the Company — the primary obligor. Further, the assumption does not relate to the other elements of contract law applicable to the formation of a valid and binding contract on behalf of the Domestic Guarantors, such as due authorization, intent to be bound, and similar matters. Accordingly, so long as the facts relating to the assumption are deemed to be satisfied, the conclusion expressed in the legal opinion would be realized.
     Moreover, we do not believe, in light of relevant facts and circumstances, that the assumption is material. This is because the limitation in paragraph (e) is described in detail in the risk factors on pages 33-34 of the registration statement so that investors are on notice that such risks exist. Thus, the existence of the assumption in the legal opinion would not affect an investment decision by an investor who has received the disclosure (and thus, is not “material”); indeed, investors should reasonably expect such assumption to be included. In addition, this is because the issue is generally recognized by transaction participants, including commercial lenders, underwriters and private equity and venture capital investors, with such an assumption routinely included in legal opinions given in financings, public underwriting and private placement transactions. Transaction participants have long recognized the inherent risks associated with guarantees provided by subsidiaries of parent-obligors, arising out of long-standing case law, and acknowledge that it is inappropriate to expect law firms to remove such qualifications, in light of the highly factual, subjective nature of the issue.3
21.	We note the date limitations in paragraph (a). However, the opinion must speak as of the effective date. Please revise to remove these restrictions.
Response: The Company undertakes to file an additional opinion of counsel on the effective date.
Exhibit 5.2

[2]	Id.

[3]	See Donald W. Glazer et al., Glazer and Fitzgibbon on Legal Opinions, §8.3.2 and footnotes thereto (3rd ed. 2008) (stating that an opinion qualification may be required in states, including New York, whose statutes require a guarantee to be in furtherance of a corporation’s purposes and the benefit that a subsidiary guarantor receives from guaranteeing its parent’s obligations is not obvious or tangible).

22.	We note your response to our prior comment 46. However, please tell us how counsel in the second paragraph of 5 has not shifted inappropriate risks to investors. We note also the last sentence of 5.
Response: We note, as an initial matter, that the ASIC Searches referenced in the opinion of counsel filed as Exhibit 5.2 have been brought down to June 17, 2011. Additionally, the Company believes this limitation is routine and customary in Australian legal opinion practice, as well as in U.S. legal opinion practice. For example, U.S. law firms routinely rely on certificates and statements of public officials. Accordingly, the Company believes the qualification is immaterial. As noted in the Commentary to Sections 5 and 6 of The Third Party Legal Opinion Report and Legal Opinion Accord issued by the Committee on Legal Opinions of the Section of Business Law of the American Bar Association (47 Bus. Law 167), an opinion giver may rely on certain factual information if the opinion giver does not have actual knowledge that the information is false; furthermore, the opinion giver is not required to conduct a search for any relevant information to be found in the opinion giver’s files, as the “burdens and costs of such a file review would generally far exceed any benefits the Opinion Recipient might gain.” Similarly, the Company believes that the qualification of its Australian counsel’s legal opinion with regard to ASIC Searches reflects an appropriate balance between the benefits provided by the legal opinion and the burdens and costs that would be expended by requiring an outside law firm to independently verify all of the information contained in ASIC Searches and otherwise “audit” compliance by an entity with Australian law.
23.	We note your response to our prior comment 47. However, please tell us why counsel believes the assumptions in (d), (e), (k), (l), (o), (p), (q), (s) and (t) are necessary or provide an opinion which does not include these assumptions.
Response: In the revised opinion of counsel that is filed as Exhibit 5.2, paragraphs (d) and (k) have been removed from Section 6 of the opinion, and have instead been covered in a Company officer’s certificate that counsel has noted that it is relying on, as is customary with U.S. legal opinions. Paragraphs (e), (l), (s) and (t) are not subjects on which counsel can opine, insofar as they are factual in nature; however, the Company believes these are immaterial qualifications, as they are similar to qualifications routinely included in U.S. legal opinions, such as those that relate to equitable conduct, good faith or fair dealing. Paragraphs (o), (p) and (q) are covered by risk factors on pages 31-32 of the registration statement. The Company believes that the assumptions are reasonable both from the perspective of legal counsel and investors, and, although worded differently than U.S. legal opinions, are substantively equivalent to corresponding limitations that are included in U.S. legal opinions as a matter of ordinary course.

     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review of the filing, please advise us at your earliest convenience. I can be reached via telephone at (636) 728-3084 and via facsimile at (636) 728-3010.

Very Truly Yours,

/s/ Nick H. Varsam

Nick H. Varsam

Vice President, General Counsel and
Corporate Secretary

cc:	Allicia Lam Tara Harkins Lynn Dicker Securities and Exchange Commission R. Randall Wang Todd M. Kaye Bryan Cave LLP